Mail Stop 3561

January 13, 2006

<u>Via Fax and U.S. Mail</u>

Gregory D. Walker, Esq.
Mortgage Asset Securitization Transactions, Inc.
1285 Avenue of the Americas
New York, New York 10019

Re: Mortgage Asset Securitization Transactions, Inc.
Registration Statement on Form S-3
Filed December 16, 2005
File No. 333-130373

Dear Mr. Walker:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer

to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. We note from your disclosure on page 67 that "agreements relating to other types of derivative products … may be entered into … ." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final supplement. Refer to Item 1100(f) of Regulation AB.

4. We note that your base prospectus indicates that the trusts may include certain mortgage-backed securities. However, neither of the prospectus supplements you have provided contemplate an offering of securities backed by a pool of other securities. Rather, they both appear to contemplate the securitization of residential mortgages. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

Prospectus Supplement No. 1

General

5. We encourage you, in an appropriate place, to provide a graphical illustration of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Cover Page

6. We note your disclosure that the certificates will not represent obligations of Mortgage Asset Securitization Transactions, Inc., the transferor or any other person or entity. Please revise to clarify that the certificates will represent the obligations of the issuing entity.

7. We note the disclosure following the cover page which indicates that if the terms of the certificates vary between the prospectus supplement and the base prospectus, investors should rely on the information in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Ratings, page S-77

8. Please describe any arrangements to have the ratings monitored while the asset backed securities are outstanding. Refer to Item 1120 of Regulation AB.

Prospectus Supplement No. 2

The Servicer, page S-46

9. We note your disclosure indicating that none of the depositor, indenture trustee, master servicer, transferor, securities insurer or any of their affiliates will make any representation as to the accuracy or completeness of the information in this section. We note similar disclosure on page S-80 regarding information to be provided by the securities insurer. Please note that the disclaimer of liability for material information by the issuer or underwriters or any of their affiliates is not appropriate. Please revise accordingly and ensure that you have made similar revisions throughout the filing where appropriate.

Base Prospectus

10. Please expand your disclosure in either the base prospectus or in each prospectus supplement to confirm that no non-performing assets will be part of the asset pool. Refer to Item 1101(c)(2)(iii) of Regulation AB. Additionally, we note that mortgage loans included in the asset pools may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Cover Page

11. The cover page of your base prospectus indicates that the trust funds may include certificates issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac, but

does not refer to the possible inclusion of other "Mortgage Securities" as discussed in the body of the prospectus. Please revise accordingly or advise.

Use of Proceeds, page 28

12. We note your disclosure that the purchase of the assets of the trust fund for a series may be effected by an exchange of securities with the seller of the assets. Please confirm that any securities provided as consideration for the assets of a trust fund will have already been registered under the Securities Act of 1933 or tell us the exemption from registration on which you will rely in providing such shares to the seller of the assets.

Principal and Interest on the Securities, page 40

13. We note that each class of securities may have a different security interest rate, which may be a fixed, variable or adjustable security interest rate. Please expand your disclosure to identify the indices on which the variable and adjustable security interest rates may be based. Additionally, please note that the only indices permitted under the definition of asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2.of SEC Release 33-8518.

Termination, page 57

14. While we note that the first prospectus supplement contemplates an option repurchase if less than 10% of the aggregate unpaid principal balance is outstanding, neither your base prospectus nor the second prospectus supplement contain such a limitation. Please confirm that any security that can be called with 25% or more of the underlying principal outstanding will be titled "Callable."

Derivatives, page 66

15. We note that derivative instruments can include interest rate swaps, currency swaps, market value swaps and credit default swaps. Please advise us how market value and credit default swaps would meet the definition of asset-backed security. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB. Alternatively, you may remove this disclosure and clarify that any derivatives you use will be limited to interest rate or currency swaps.

Purchase Obligations, page 67

16. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

17. The Division of Investment Management ("IM") has asked us to advise you that, on the basis of the information in your Form S-3 registration statement, it appears that you may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act"). Accordingly, please explain why you should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, you intend to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that each trust's asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C).

18. The base prospectus indicates that some trust assets and some classes of securities of any series may be subject to a purchase obligation that would become applicable on demand made by or on behalf of the applicable security holders. Please explain whether the purchase obligation creates a "redeemable security" as defined in Section 2(a)(32) of the 1940 Act. In so doing, please explain under what conditions, and by whom, a purchase obligation could be exercised. In addition, please explain whether a holder of a certificate, which would be redeemed upon the exercise of a purchase obligation, may, and under what conditions, acquire the purchase obligation.

19. If you are relying on Rule 3a-7 under the 1940 Act, please explain how the purchase obligation is consistent with the requirement that the issuer issue fixed income securities or other securities which entitle their holder to receive payments that depend primarily on the cash flow from eligible assets.

20. Please explain whether the exercise of a purchase obligation or a call option will leave any remaining certificateholders in a trust.

Pooling and Servicing Agreement

21. It appears that you may need to amend your pooling and servicing agreement to comply with Regulation AB. For instance, we note that the current form of the agreement requires an auditor's report five full months after the fiscal year end or approximately two months after it is required to be filed in the Form 10-K. Please revise this agreement to comply with Regulation AB and provide us with copies of the revised agreement marked to show the changes you have made in order to comply with the new regulation. Additionally, please similarly revise the disclosure in your document as appropriate.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (917) 777-4299
      Mr. Thomas Amico, Esq.
      McKee Nelson LLP